UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TEMPLE-INLAND INC.

(Name of Subject Company)

METAL ACQUISITION INC.

(a wholly owned subsidiary of International Paper Company) and

INTERNATIONAL PAPER COMPANY

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

879868107

(Cusip Number of Class of Securities)

Sharon R. Ryan, Esq.

Vice President, Acting General Counsel and Corporate Secretary

International Paper Company

6400 Poplar Avenue

Memphis, Tennessee 38197

(901) 419-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jeffrey J. Rosen, Esq. and William D. Regner, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The following press release was issued by International Paper Company on July 11, 2011:

News Release

INTERNATIONAL PAPER COMMENCING TENDER OFFER TO ACQUIRE ALL OUTSTANDING SHARES OF TEMPLE-INLAND FOR $30.60 PER SHARE IN CASH

Offer Represents 46% All-Cash Premium to Unaffected Stock Price, Fully Reflects Temple-Inland’s Future Prospects

Filing Hart-Scott-Rodino Notification; International Paper Reiterates Commitment to Completing Transaction

MEMPHIS, Tenn., July 11th, 2011—International Paper Company (NYSE: IP) today announced that it is commencing a fully financed tender offer for all outstanding common shares of Temple-Inland Inc. (NYSE: TIN) for $30.60 per share in cash. The all-cash offer represents a 46% premium to Temple-Inland’s closing price on June 6, 2011, the last trading day prior to public disclosure of International Paper’s proposal to acquire Temple-Inland. The offer will commence tomorrow and will expire at 5:00 p.m. New York City time on August 9, 2011, unless extended.

International Paper chairman and CEO John Faraci said, “We believe Temple-Inland’s price expectations are unrealistic and their unwillingness to engage in any meaningful discussions with respect to value has left us with no alternative but to make our offer directly to Temple-Inland shareholders. While we prefer to reach a negotiated, friendly deal, we are committed to remaining disciplined and completing this transaction at a fair price for both companies’ shareholders. We are confident in our ability to secure the necessary regulatory approvals to complete this transaction in a timely manner.”

Faraci continued, “We respect Temple-Inland, but we disagree on the realistic standalone value of the company, which we believe is currently $21 to $24 per share. The premium we are offering is substantial, the multiple is well above recent directly comparable transactions, and we are providing Temple-Inland shareholders the certainty of cash in the midst of a very uncertain economic environment. At $30.60, we believe our offer fully reflects the future business plans and economic outlook for Temple-Inland and for the sector, including the current environment and outlook for containerboard, the potential cyclical improvement in Temple-Inland’s building products segment and near-term expected increases in Temple-Inland’s earnings. We are confident that Temple-Inland shareholders support a transaction, and it is now incumbent upon the Temple-Inland Board to take the next step.”

International Paper noted that its fully financed, all-cash offer represents compelling value when compared against all reasonable metrics and precedents, including:

•	A 46% premium to Temple-Inland’s closing price of $21.01 on June 6, 2011, the last trading day prior to public disclosure of the offer

•	A 30% premium over the present value of average analyst price targets for a standalone Temple-Inland of $23.57

•

A highly attractive multiple of 9.8x Temple-Inland’s 2011 estimated EBITDA (9.0x excluding timber tax liability) versus forward EBITDA multiples of recent precedent transactions of 6.1x for Smurfit-Stone and 6.3x for Weyerhaeuser’s corrugated packaging business, and well above Temple-Inland’s average forward EBITDA multiple of 6.1x since 2008

•	The fact that IBES research estimates for Temple-Inland’s EBITDA have come down since International Paper’s proposal was made public, given market expectations

•

A significant premium to Temple-Inland’s standalone value which, based on pre-offer trading and independent analyst estimates of Temple-Inland’s earnings potential, International Paper and third parties credibly estimate at $21 to $24 per share. This compares to Temple-Inland’s contention that standalone value should reflect multiple expansion to near 7x applied to an above-average estimated EBITDA for 2012 – a view we believe neither investors nor third parties share.

•	Realization of the benefits from a potential cyclical improvement in Temple-Inland’s building products segment, even with a recovery uncertain and likely years away

•	The benefits of more than half of the synergies that are expected to result from the combination

•

The certainty of cash, versus the uncertainty of any potential future benefits to shareholders that Temple-Inland’s current business plan may, or may not, deliver through cyclical and operational improvement

International Paper has secured committed financing from UBS Investment Bank, and the offer will not be conditioned on financing. The offer will be conditioned on there being validly tendered and not withdrawn at least a majority of the total number of Temple-Inland shares outstanding on a fully diluted basis, Temple-Inland’s Board of Directors redeeming or invalidating its “poison pill” shareholder rights plan, the receipt of regulatory approvals and other customary closing conditions as described in the Offer to Purchase.

International Paper also is filing notification tomorrow with the Federal Trade Commission (“FTC”) and Department of Justice (“DOJ”) as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR). The HSR waiting period will expire on July 27, 2011 unless extended by the FTC or DOJ, which would not be unusual in these circumstances.

The Offer to Purchase, Letter of Transmittal and related documents will be filed tomorrow with the U.S. Securities and Exchange Commission (SEC). Temple-Inland’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directly requesting copies of all of the offering documents free of charge at Innisfree M&A Incorporated, the Information Agent for the offer, at (877) 456-3488 (toll-free). Banks and brokers may call collect at (212) 750-5833. The tender offer will expire at 5:00 p.m. New York City time on August 9, 2011, unless extended in the manner set forth in the Offer to Purchase.

International Paper’s dealer managers for the tender offer are UBS Investment Bank and Evercore Partners. Its legal advisor is Debevoise & Plimpton LLP.

International Paper (NYSE: IP) is a global paper and packaging company with manufacturing operations in North America, Europe, Latin America, Russia, Asia and North Africa. Its businesses include uncoated papers and industrial and consumer packaging, complemented by xpedx, the Company's North American distribution company. Headquartered in Memphis, Tennessee the company employs about 59,500 people in more than 24 countries and serves customers worldwide. 2010 net sales were more than $25 billion. For more information about International Paper, its products and stewardship efforts, visit internationalpaper.com.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the tender offer, International Paper Company (the “Company”) will file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Definitive tender offer documents will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, the Company may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

The Company and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 which was filed with the SEC on February 25, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 8, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements. These statements reflect management's current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ relate to: (i) the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; (ii) increases in interest rates; (iii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition we face, cyclicality and changes in consumer preferences, demand and pricing for our products; (iv) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognized credit rating organizations, the amount of our future pension funding obligation, changes in tax laws and pension and health care costs; (v) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; and (vi) whether we experience a material disruption at one of our manufacturing facilities and risks inherent in conducting business through a joint venture. We undertake no obligation to publicly update any statements or information relating to this release or the offer described above, whether as a result of new information, future events or otherwise. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the Company's SEC filings. Other important factors that could cause actual results to differ materially are included but are not limited to those discussed in Temple-Inland’s SEC filings.

# # #

On July 11, 2011, International Paper Company sent the following letter to its employees:

Dear Colleagues:

Today we announced a planned and expected next step in our effort to acquire Temple-Inland, and I wanted to share this news directly with you.

Since Temple-Inland has been unwilling to seriously negotiate with International Paper, we are launching a tender offer for all outstanding common shares of Temple-Inland. This means that we will be offering to purchase all Temple-Inland shares directly from its shareholders at the specific price of $30.60 per share in cash. While there are several conditions that must be satisfied before we can buy these shares, this action is an important signal that we remain committed to acquire Temple-Inland. A copy of the press release issued this afternoon is included at the bottom of this email and the complete tender offer documents will be filed with the U.S. Securities and Exchange Commission tomorrow morning.

As we explained when we announced our offer to acquire Temple-Inland in early June, we believe the combination of our two companies is an extremely compelling opportunity for both of our industrial packaging businesses and shareholders. While we continue to pursue a negotiated, friendly deal, we are committed to completing this transaction at a fair price for both sets of shareholders. At this point, due to Temple-Inland’s unwillingness to engage in negotiations, we are taking our offer directly to its shareholders in order to move this process toward a conclusion. As I stated in June, this situation may continue to play out over an extended period of time, and we can make no assurances about when or if this acquisition will be completed.

Please remember this announcement has no immediate impact on our operations. As we move into the second half of the year, let’s maintain our focus on safety and customers, the execution of our business plans and continued excellence in our daily operations. Thank you for your ongoing dedication and commitment to making International Paper the global leader in our industry.

Sincerely,

John V. Faraci

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the tender offer, International Paper Company (the “Company”) will file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Definitive tender offer documents will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

In connection with the proposed transaction, the Company may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

The Company and certain of its directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 which was filed with the SEC on February 25, 2011, and its proxy statement for the 2011 Annual Meeting, which was filed with the SEC on April 8, 2011. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this communication other than statements or characterizations of historical fact, are forward-looking statements. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ relate to: (i) the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; (ii) increases in interest rates; (iii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition we face, cyclicality and changes in consumer preferences, demand and pricing for our products; (iv) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognized credit rating organizations, the amount of our future pension funding obligation, changes in tax laws and pension and health care costs; (v) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; and (vi) whether we experience a material disruption at one of our manufacturing facilities and risks inherent in conducting business through a joint venture. We undertake no obligation to publicly update any statements or information relating to this communication or the offer described above, whether as a result of new information, future events or otherwise. These and other factors that could cause or contribute to actual results differing materially from such forward looking statements are discussed in greater detail in the Company’s SEC filings. Other important factors that could cause actual results to differ materially are included but are not limited to those discussed in Temple-Inland’s SEC filings.